FAIRFAX News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, October 18, 2007

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) will hold a conference call at 8:30 a.m. Eastern Time on Friday, November 2, 2007 to discuss its 2007 third quarter results which will be announced after the close of markets on Thursday, November 1 and will be available at that time on its website www.fairfax.ca. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 593-7169 (Canada and U.S.) or 1 (210) 234-0013 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, November 16, 2007.  The replay may be accessed at (888) 562-6193 (Canada and U.S.) or 1 (402) 280-9988 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:               Greg Taylor, Chief Financial Officer, at (416) 367-4941

 FAIRFAX FINANCIAL HOLDINGS LIMITED

         95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946